U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 23, 2020

VIA EDGAR TRANSMISSION

Ms. Elena Stojic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Trust for Professional Managers (the “Trust”)
Registration Statement on Form N-14: 333-237042

Dear Ms. Stojic,

The purpose of this letter is to respond to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 22, 2020 with respect to the Trust’s Registration Statement on Form N-14 (the “Proxy Statement/Prospectus”) filed with the Commission on March 10, 2020 with respect to the reorganization of the Lazard US Realty Equity Portfolio (the “Target Fund”), a series of The Lazard Funds, Inc. (“LFI”), and Terra Firma US Concentrated Realty Equity Fund (the “Acquiring Fund”), a series of the Trust (the “Reorganization”). The Trust notes that it previously submitted responses to your oral comments received on April 6, 2020 regarding the Proxy Statement/Prospectus under separate cover filed on April 15, 2020.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response. The Trust believes that the responses below fully address all of the Staff comments.

Questions and Answers

Question: What is the purpose of the Reorganization?

1.	Staff Comment: Please provide additional detail to explain the meaning of the phrase “leverage its resources for the particular benefit of the Acquiring Fund” in the third sentence.

Response: The Trust undertakes to revise the referenced disclosure to remove the phrase “leverage it resources for the particular benefit of the Acquiring Fund”.

Proxy Statement / Prospectus – Cover

2.	Staff Comment: Please include hyperlinks for all documents that will be incorporated by reference.

Response: The Trust undertakes to make the requested revisions.

3.	Staff Comment: Please include the Statement of Additional Information in Part B of the Proxy Statement/Prospectus.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Fees and Expenses

4.
Staff Comment: Remove the last sentence of the introductory paragraph: “Expenses for the Acquiring Fund are pro forma operating expenses of the Acquiring Fund for the fiscal year ended December 31, 2019, assuming the Reorganization had occurred prior to the start of the year.” It is redundant.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Performance Information

5.
Staff Comment: Following the Average Annual Total Returns table, provide information about the secondary index per Item 4(b)(2) of Form N-1A. State that the secondary index has similar investment objectives as the Acquiring Fund.

Response: The Trust undertakes to make the requested revision.

6.	Staff Comment: In the second sentence of the second paragraph, include Institutional Shares.

Response: The Trust respectfully declines to make the requested revision and responds supplementally by explaining that the Class A shares of the Predecessor Fund were the corresponding share class to Open Shares of the Target Fund, the Predecessor Fund did not offer a corresponding class of institutional shares, and Institutional Shares of the Target Fund commenced operations following the reorganization of the Predecessor Fund into Target Fund.

7.	Staff Comment: Clarify the disclosure to indicate that the returns for Class A Shares of the Predecessor Fund are included in the Average Annual Total Returns table.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Comparison of Principal Investment Objectives, Strategies, and Policies

8.
Staff Comment: In the comparison of the strategies, please clarify what is meant in the sentence: “Any differences in the descriptions of the investment strategies result from the fact that LAM manages the Target Fund using a management team approach, whereas the portfolio managers of Terra Firma will manage the Acquiring Fund.”

Response: The Trust undertakes to revise the referenced disclosure by deleting the sentence.

9.	Staff Comment: As the Acquiring Fund concentrates in real estate, add disclosure regarding concentration to the strategy and risk discussions.

Response: The Trust undertakes to add disclosure regarding the risks related to the concentration of the Acquiring Fund’s investments in real estate to the risks discussion. The Trust respectfully declines to make the requested revision to the investment strategy discussion and responds supplementally by directing the Staff to the investment strategy disclosure which states that, under normal circumstances, the Fund invests at least 80% of its assets in equity securities (including common, convertible and preferred stocks) of US Realty Companies, as well as certain synthetic instruments related to US Realty Companies. “Realty Companies” are defined to include real estate-related companies of any size including, but not limited to, REITs, real estate operating or service companies and companies in the homebuilding, lodging and hotel industries, as well as companies engaged in the natural resources and utility industries, and other companies whose investments, balance sheets or income statements are real estate-intensive (i.e., the company’s actual or anticipated revenues, profits, assets, services or products are related to real estate including, but not limited to, the ownership, renting, leasing, construction, management, development or financing of commercial, industrial or residential real estate).

10.	Staff Comment: In the third paragraph, remove the phrase “including, but not limited to”, and fully outline the Fund’s investments.

Response: The Trust responds by revising the third paragraph to read as follows:

“‘Realty Companies’ are real estate-related companies of any size and include real estate investment trusts (‘REITs’), real estate operating or service companies and companies in the homebuilding, lodging and hotel industries, as well as companies engaged in the natural resources and utility industries, and other companies whose investments, balance sheets or income statements are real-estate intensive (i.e., the company’s actual or anticipated revenues, profits, assets, services or products are related to real estate).”

11.
Staff Comment: Tailor the disclosure for any principal investment strategy pertaining to derivatives to address how the Fund will manage each instrument and add disclosure as to how any derivatives will be valued.

Response: The Trust respectfully declines to revise the referenced disclosure as the current disclosure discusses the purchase and sale of options contracts and the Fund is not expected to invest in other derivative instruments. Moreover, the risk of loss to the Fund in connection with its investments in written puts and covered call options contracts will be limited to the amount invested by the Fund. Therefore, tailored descriptions regarding derivatives risk management techniques are inappropriate. The Trust also directs the Staff’s attention to the disclosure under “Share Price” which includes the disclosure of the Fund’s valuation procedures related to the Fund’s investments in derivative instruments, including options.

Summary Comparison of the Funds – Comparison of Principal Risks of Investing in the Funds

12.	Staff Comment: Revise and/or reorganize the risks to group together the risks are the same between the Funds, and then show any differences between the Funds and discuss in the synopsis.

Response: The Trust undertakes to make the requested revisions.

13.	Staff Comment: Re-title the Other Equity Securities Risk to “Convertible Securities Risk”

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Board Considerations

14.
Staff Comment: Please clarify the phrases “economies of scale” and “reduced costs over time” in the discussion of the LFI Board’s approval of the merger. Please remove the phrase “leverage its resources to benefit the Acquiring Fund”.

Response: The Trust responds by revising the second bullet point in this section to read as follows:

Terra Firma’s representation that it will focus its marketing and distribution efforts on the Acquiring Fund. In the event the Acquiring Fund’s assets grow, shareholders could potentially benefit from economies of scale and reduced costs over time (i.e., if the Acquiring Fund's assets grow as a result of marketing and distribution efforts, the Acquiring Fund's fixed operating expenses will be spread over a larger base of assets and the Acquiring Fund's fixed operating expenses could potentially fall below the Target Fund's current net expense ratio).

Summary Comparison of the Funds – Key Information About the Proposed Reorganization – The Plan

15.	Staff Comment: Please confirm that the receipt of a tax opinion is a condition that cannot be waived.

Response: The Trust responds supplementally by confirming that the receipt of a tax opinion is a condition that cannot be waived.

Appendix A – Form of Agreement and Plan of Reorganization

16.	Staff Comment: Please provide a copy of the signed agreement.

Response: The Trust undertakes to include a conformed copy of the executed Agreement and Plan of Reorganization in Appendix A.

Appendix E – Statement of Additional Information

17.	Staff Comment: Please include an updated Statement of Additional Information.

Response: The Trust undertakes to include an updated Statement of Additional Information in in Part B of the Proxy Statement/Prospectus.

Part C – Other Information

18.	Staff Comment: Please include a new Power of Attorney Form specific to the Proxy Statement/Prospectus.

Response: The Trust respectfully declines to include a new Power of Attorney. The Trust directs the Staff to the Power of Attorney incorporated by reference in the Proxy Statement/Prospectus, which explicitly includes the power and authority to execute and file registration statements on Form N-14.

19.	Staff Comment: Please include the final proxy card.

Response: The Trust undertakes to include the final proxy card in the filing.

* * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact Jay Fitton at (513) 629-8104.

Very truly yours,

John P. Buckel
President and Principal Executive Officer Trust for Professional Managers

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